Exhibit 99.1

HERCULES TO SELL STAKE IN CP KELCO

WILMINGTON, DE, JANUARY 26, 2004 . . . Hercules Incorporated (NYSE: HPC) announced today that it has signed a definitive agreement to sell its minority ownership stake in CP Kelco ApS to J.M. Huber Corporation. Terms of the transaction have not been disclosed.

The transaction, which is subject to certain regulatory approval, is expected to close during the first quarter of 2004.

<u>Hercules Incorporated</u>
Hercules manufactures and markets chemical specialties globally for making a variety of products for home, office and industrial markets. For more information, visit the Hercules website at www.herc.com.

Media Contact:	John S. Riley	(302) 594-6025
Investor Contact:	Allen A. Spizzo	(302) 594-6491

<u>J.M. Huber Corporation</u>
J.M. Huber Corporation is one of the largest family-owned companies in the U.S. It is a diversified multinational supplier of engineered materials, natural resources and technology-based services to markets ranging from paper and energy to plastics and construction. For more information visit the Huber website at www.huber.com.

<u>CP Kelco</u>
CP Kelco is a leading global producer of xanthan gum, pectin and carrageenan. The company has more than 2,000 customers in over 100 countries, with facilities in North America, Europe, Asia and Latin America. For more information on the company, please visit www.cpkelco.com.

Contact:	Charles Oswald	(302) 594-6117